UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☐                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016.

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 1-303

The Kroger Co. Savings Plan

1014 Vine Street

Cincinnati, OH 45202

(Full title of the plan and the address of the plan)

The Kroger Co.

1014 Vine Street

Cincinnati, OH 45202

(Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

THE KROGER CO. SAVINGS PLAN

Financial Statements

And

Supplemental Schedule

December 31, 2016 and 2015

With

Report of Independent Registered

Public Accounting Firm

THE KROGER CO. SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Participants and Retirement Management Committee of

The Kroger Co. Savings Plan:

We have audited the accompanying statements of net assets available for benefits of The Kroger Co. Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
June 28, 2017

THE KROGER CO. SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

(In Thousands)

	2016	2015

Assets:
Cash	$1,184	$1,551
Investments, at fair value:
Interest in Master Trust	2,395,934	2,769,462

Investments, at contract value:
Interest in Master Trust	621,316	644,195

Receivables:
Notes receivable from participants	55,156	57,614

Transfer in transit	6,282	—

Total assets	3,079,872	3,472,822

Liabilities:
Administrative fees payable	150	51

Net assets available for benefits	$3,079,722	$3,472,771

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2016 and 2015

(In Thousands)

	2016	2015
Additions:
Participant contributions	$89,008	$87,886
Investment income (loss) - participation in Master Trust	(214,267)	465,111
Interest income on notes receivable from participants	2,194	2,228

Deductions:
Benefits paid to participants	(273,625)	(323,274)
Administrative expenses	(2,641)	(2,797)

Net increase (decrease)	(399,331)	229,154

Net assets available for benefits:
Beginning of year	3,472,771	3,243,617

Transfer from other plan	6,282	—

End of year	$3,079,722	$3,472,771

See accompanying notes to financial statements.

THE KROGER CO. SAVINGS PLAN

Notes to Financial Statements

(All dollar amounts are in thousands)

1.               Description of Plan:

The following description of The Kroger Co. Savings Plan (Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of Plan provisions.

General

The Plan is sponsored by The Kroger Co., an Ohio corporation, and its wholly-owned subsidiaries (collectively the Company).  The Plan is a defined contribution plan covering all employees of the Company who have attained age 21, have been employed 30 days, and have completed 72 hours of service within the 30-day period, excluding those employees eligible to participate under another qualified defined contribution plan sponsored by the Company.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

Subject to certain limits, participants may contribute up to 75% (7% of compensation for the Plan year if the participant is a highly compensated employee as defined by the Internal Revenue Service) of compensation per pay period to the Plan.  It is at the discretion of participants to modify and direct investments.  Participants are eligible to make catch-up contributions beginning in the year in which they reach age 50.  Participants are also permitted to deposit into the Plan distributions from other qualified plans.

Participant Accounts

Each participant account is credited with the participant contribution, Company match contribution (if any), and an allocation of Plan earnings or losses.  Allocations of earnings or losses are based upon the performance of the investment funds chosen by the participant.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

All accounts of a participant are fully vested at all times.

Benefits

Payment of benefits can be made under various methods, depending upon the reason for the distribution, such as termination of service, death, or retirement, as well as other factors.  At termination, those participants with a balance of less than or equal to one thousand dollars will receive a single lump sum distribution.  Absent specific elections by the participant, those with balances greater than one thousand dollars and less than or equal to five thousand dollars shall be distributed, in the form of a direct rollover, to an individual retirement account designated by the Plan Administrator.  Those with balances greater than five thousand dollars may elect to leave their funds in the Plan or choose other options.  Participants are entitled to benefits beginning at normal retirement age (generally age 65).  Benefits are recorded when paid.

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account.  The maximum amount that may be borrowed is the lesser of fifty thousand dollars or 50% of the vested balance of the account.  Loan terms range from 1-4 years or up to 6 years for the purchase of a primary residence.  The loans are collateralized by the balance in the participant’s account and bear interest at a rate of Prime plus 1.0%.  The rate is changed quarterly and the Prime rate used for a quarter is the Prime rate on the last business day of the previous quarter.  Principal and interest are paid through periodic payroll deductions.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Forfeitures

Forfeitures from unclaimed benefits may be used to reduce administrative expenses of the Plan or may be reallocated among eligible participants at the end of the Plan year. The balance of forfeitures was $0 and $5 at December 31, 2016 and 2015, respectively. These amounts will be used to reduce administrative expenses of the Plan.  During 2016 and 2015, forfeitures of $5 and $157, respectively, were used to reduce administrative expenses of the Plan.

2.               Summary of Significant Accounting Policies:

Basis of accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Master Trust

The investments of the Plan, along with investments of other plans of The Kroger Co. and its subsidiaries, are pooled for investment purposes in a master trust pursuant to an agreement dated July 1, 2004, between Bank of America N.A., as successor in interest to Merrill Lynch Bank & Trust Co., FSB, the trustee, and the Company — The Kroger Defined Contribution Plan Master Trust (the Master Trust).

Investment valuation and income recognition

The Plan’s investments within the Master Trust are stated at fair value, except for fully benefit-responsive investment contracts which are reported at contract value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Plan’s Administrative Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodian.  See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis.  Gains or losses on sales of securities are based on average cost.  Dividends are recorded on the ex-dividend date.  Income from other investments is recorded as earned.  Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts.  Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate a permitted transaction under the terms of the Plan.  The Plan invests in investment contracts through the Master Trust.

Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Actual results may differ from those estimates.

Administrative expenses

The Plan will pay the administrative costs and expenses of the Plan, including the custodian and management fees.  Any expenses that are unable to be allocated to participants are paid by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants and distributions to participants are charged directly to the participant’s account and are included in administrative expenses.

Accounting changes

Recently issued accounting pronouncements—The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-12, “Plan Accounting:

Defined Contribution Pension Plans (Topic 962): (Part 1) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, and (Part III) Measurement Date — Practical Expedient.” ASU 2015-12 simplifies disclosures and reporting by employee benefit plans. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with earlier adoption permitted. The Plan elected to early adopt Part II of ASU 2015-12 in 2015; in 2016, the Plan adopted Part I of the ASU and applied retrospectively to all periods presented. This change has no impact on net assets available for benefits.

Additionally, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent).” ASU 2015-07 simplifies disclosures and reporting on investments valued at net asset value as a practical expedient. ASU 2015-07 is effective for fiscal years beginning December 15, 2016, with earlier adoption permitted. The Plan has elected to early adopt ASU 2015-07, applied retrospectively to all periods presented. This change has no impact on net assets available for benefits.

Reclassification

Certain amounts in the 2015 financial statements have been reclassified to conform to the current year presentation.

Subsequent events

The Company evaluates events and transactions occurring subsequent to the date of the financial statements for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through the date on which the financial statements were available to be issued.

3.     Investment Contracts:

The Master Trust holds several synthetic investment contracts which are managed by investment fund managers. The key difference between a synthetic investment contract and a traditional investment contract is that the Master Trust holds the underlying assets in a synthetic investment contract. The Master Trust also purchases wrapper contracts from financial institutions which provide assurance that crediting rates will never be less than zero.  All plans have an undivided interest in each investment contract.  The investment contracts are fully benefit-responsive.  A fully benefit-responsive investment provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or withdrawals initiated by Plan participants under the terms of the ongoing Plan.  Certain employer-initiated events (i.e. layoffs, mergers, bankruptcy, Plan termination) are not eligible for the liquidity guarantee.

In general, issuers may terminate the investment contracts and settle at other than contract value if the qualification status of the employer or Plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

4.     Master Trust:

The following is financial information with respect to the Master Trust:

December 31, 2016 and 2015 investment holdings:

Master Trust Investment Account (MTIA)

Footnote 4 Master Trust:

	2016		2015
		Plan’s Interest		Plan’s Interest
	Master Trust	in Master Trust	Master Trust	in Master Trust
	Balance	Balances	Balance	Balances

Investments at Fair Value:
Common Stock	$2,722,431	$1,682,847	$3,239,227	$2,088,478
Mutual Funds	210,729	70,882	188,528	67,851
Collective Trusts	689,357	299,170	653,936	293,999
Retirement Date Funds	2,564,300	343,035	2,221,364	319,134

Total Investments at Fair Value	$6,186,817	$2,395,934	$6,303,055	$2,769,462

Investments at Contract Value:
Cash and Equivalents	$51,571	$28,246	$97,727	$54,472
Fixed Maturity Synthetic GICS	151,200	82,814	170,812	95,209
Constant Duration Synthetic GICS	931,615	510,256	887,202	494,514

Total Investments at Contract Value:	$1,134,386	$621,316	$1,155,741	$644,195

Total Investments:	$7,321,203	$3,017,250	$7,458,796	$3,413,657

The underlying investments within the synthetic contracts include corporate, government and mortgage backed debt securities.

5.     Fair Value Measurements:

For financial statement elements currently required to be measured at fair value, Financial Accounting Standards Board (FASB) defines fair value and establishes a framework for measuring fair value, and expands disclosures about the fair value measurements. The standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (exit price) regardless of whether an observable liquid market price exists.

FASB establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•                  Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•                  Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•                  Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2016 and 2015.

•                  Cash and Cash Equivalents: The carrying value approximates fair value.

•                  Common Stock: The fair values of these securities are based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Mutual Funds: The fair values of these securities are primarily based on observable market quotations for identical assets and are valued at the closing price reported on the active market on which the individual securities are traded.

•                  Guaranteed Investment Contracts: The investments include cash and cash equivalents, fixed maturity guaranteed investment contracts (GICs) and constant duration GICs.  The fair value of the investments is calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates. Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers.

•                  Collective Trusts: The collective trust funds are public investment vehicles valued using a Net Asset Value (NAV), as provided by the manager of each fund, is used as a practical expedient to estimate fair value.  The NAV is based on the fair value of the underlying net assets owned by the fund, divided by the number of shares outstanding.  The NAV’s unit price is quoted on a private market that is not active.  However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market, and valued at the closing price reported on the active market on which those individual securities are traded. The significant investment strategies of the funds are as described in the financial statements provided by each fund.  There are no restrictions on redemptions from these funds.

•                  Retirement Date Funds: Retirement date funds are made up of investments in mutual funds, custom funds, and collective trusts, and are valued in a manner consistent with that described above.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

While all the investments of the participating plans are deemed part of the Master Trust, each plan does maintain a separate accounting of its share of the investments in the Master Trust.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2016 and 2015:

Fair Value Measurements:

	Assets at Fair Value at December 31, 2016:
	Total	Level 1	Level 2	Level 3	Assets at NAV

Investments in Master Trust:
Common Stock	$2,722,431	$2,722,431	$—	$—	$—
Mutual Funds	210,729	210,729	—	—	—
Collective Trusts	689,357	—	—	—	689,357
Retirement Date Funds	2,564,300	—	—	—	2,564,300

Total investments in Master Trust measured in fair value	$6,186,817	$2,933,160	$—	$—	$3,253,657

	Assets at Fair Value at December 31, 2015:
	Total	Level 1	Level 2	Level 3	Assets at NAV

Investments in Master Trust:
Common Stock	$3,239,227	$3,239,227	$—	$—	$—
Mutual Funds	188,528	188,528	—	—	—
Collective Trusts	653,936	—	—	—	653,936
Retirement Date Funds	2,221,364	—	—	—	2,221,364

Total investments in Master Trust measured in fair value	$6,303,055	$3,427,755	$—	$—	$2,875,300

Fair Value of Investments in Entities that Use NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2016 and 2015, respectively:

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2016	Fair Value	Commitments	currently eligible)	Notice Period

Collective trust fund — BlackRock MSCI ACWI IMI Fund	$493,197	n/a	Daily	T+3

Collective trust fund — BlackRock Global Allocation Fund	$138,290	n/a	Daily	T+3

Collective trust fund — Aggregate Bond Index Fund	$57,870	n/a	Daily	1 day

Retirement date funds(a)	$2,564,300	n/a	Daily	1 day

			Redemption
		Unfunded	Frequency (if	Redemption
December 31, 2015	Fair Value	Commitments	currently eligible)	Notice Period

Collective trust fund — BlackRock MSCI ACWI IMI Fund	$472,407	n/a	Daily	T+3

Collective trust fund — BlackRock Global Allocation Fund	$137,764	n/a	Daily	T+3

Collective trust fund — Aggregate Bond Index Fund	$43,765	n/a	Daily	1 day

Retirement date funds(a)	$2,221,364	n/a	Daily	1 day

(a)         The primary objective of these funds is to provide an appropriate asset mix for a participant given the participant’s age and retirement year. The underlying assets of the funds consist of mutual funds, collective trusts, and separate account vehicles. As time moves closer to a participant’s retirement date, the investments in the funds are adjusted automatically to become more conservative, with a higher portion invested in bonds and shorter-term investments and less in stocks. The investments in the funds are reviewed regularly and adjusted as necessary. The focus of the funds changes from growing assets to generating income and protecting investments as the retirement date approaches.

6.     Income Tax Status:

The Plan obtained its latest determination letter dated July 22, 2016, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, complied with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.              Risks and Uncertainties:

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.              Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of any total or partial termination or discontinuance, the accounts of all affected participants shall remain fully vested and non-forfeitable.

9.     Related-party and Party-in-interest Transactions:

The Plan’s portion of its interest in the Master Trust included $1,429,151 and $1,843,977 of The Kroger Co. common shares at December 31, 2016 and 2015, respectively, at fair value.

The Plan purchased 5,668,643 and 6,080,498 common shares of The Kroger Co. at a cost of $202,774 and $311,704 in 2016 and 2015, respectively, through its interest in the Master Trust.

The Plan sold 7,111,869 and 7,939,138 common shares of The Kroger Co. for $249,731 and $411,421 with a realized gain of $77,970 and $143,717 in 2016 and 2015, respectively, through its interest in the Master Trust.

Bank of America, N.A. and Merrill Lynch provide recordkeeping and investment management services to the Plan.  Therefore, transactions with Bank of America, N.A. and Merrill Lynch qualify as party-in-interest transactions.

10.  Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial     statements to the Form 5500:

	2016	2015
Net assets available for benefits per the financial statements	$3,079,722	$3,472,771

Adjustment from contract value to fair value for investments in Master Trust	—	15,388

Net assets available for benefits per the Form 5500	$3,079,722	$3,488,159

Net investment gain (loss) from master trust investment accounts on the Form 5500 will also reflect these adjustments.

11.       Plan Amendment:

Effective December 31, 2016, the Plan was amended to accommodate the merger of Roundy’s Supermarkets, Inc. Union 401(k) Plan into the Plan.  As a result, as of December 31, 2016, $6,282 was in-transit to the Plan from Roundy’s Supermarkets, Inc. Union 401(k) Plan.

THE KROGER CO. SAVINGS PLAN

EIN: 31-0345740     Plan Number: 004

Schedule H, Part IV, 4i - Schedule of Assets (Held at End of Year)

December 31, 2016

(In Thousands)

			(e)
	(b),(c)	(d)	Current
(a)	Investment description	Cost	value

	Interest in Master Trust	**	$3,017,250

*	Participant loans, 4.25% to 11.0%, 1-6 year maturities	$—	55,156

			$3,072,406

*                 Indicates party in interest to the Plan.

**          Cost of assets is not required to be disclosed as investment is participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE KROGER CO. SAVINGS PLAN

Date: June 28, 2017	By:	/s/ Theresa Monti
Theresa Monti
Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.
23.1	Consent of Independent Registered Public Accounting Firm